                                                                    EXHIBIT 99.1

                                                                   [OLICOM LOGO]

                     Olicom Reports First Half 2003 Results


Copenhagen, Denmark, August 29, 2003 - Olicom A/S (Other OTC: OLCMF) ("Olicom" or "the Company") today announced a net loss for the six months period ended June 30, 2003, of 4.5 million Danish kroner ("DKK"), or US$ 0.7 million. The loss per share was DKK 0.27, or US$ 0.04 per share. All amounts expressed in dollar are calculated at the June 30, 2003, rate of exchange between the US dollar and the Danish krone.

As of June 30, 2003, Olicom had cash and restricted cash of DKK 67.8 million, or US$10.4 million. Shareholders' equity was DKK 223.1 million, or US$ 34.3 million, at the end of June 2003, corresponding to DKK 13.17 per share, or US$
2.03 per share.

The general international financial recession and in particular the tough competitive market conditions for telephony, mobile phones and PDA's have had a negative effect on the order booking for some of Olicom's portfolio companies. As a consequence these portfolio companies have had to reduce their activities in order to obtain a reduction of their operating expenses.

Sony's launch in Japan, the U.S. and in Europe of its latest PDA model (Clie), which includes Decuma's handwriting recognition technology, is a positive exception from a generally difficult market.

Tpack, which offers technology facilitating the use of Ethernet over public telephone networks (Metro Ethernet), has experienced a very positive interest from several of the big suppliers in the market, and it is anticipated that Tpack before year-end will announce their entering into one or more significant contracts.

Several of Olicom's portfolio companies are currently in discussions with new investors regarding follow-up investments. The general caution among the IT venture companies makes this process very time-consuming and with no guarantee that the result will be positive. However, Olicom expects that one or more of the portfolio companies will succeed in obtaining binding investment commitments before 2004. Olicom does not expect that such follow-up investments will justify a write-up.

Olicom is continuously looking for opportunities to exit those portfolio companies that are considered ready for an exit. Also in this respect the market conditions have become more difficult and Olicom's current expectation is now that such exits will not take place until 2004 at the earliest.


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For the full year 2003 Olicom expects to report a loss in the order of DKK 10 -
15 million, or US$ 1.5 - 2.3 million. This expectation assumes that write off of significant portfolio companies or material write-downs of the value of these companies will not be necessary. Olicom estimates that such risk is not quite insignificant and now is greater than estimated earlier in the year.

"The negative development during this spring and summer in the markets which are relevant to most of our portfolio companies, has prevented some of these companies from achieving the desired results", says Boje Rinhart, CEO at Olicom. "Unfortunately we do not expect the market to improve soon and these portfolio companies therefore will continue to operate under difficult conditions. We take pleasure though in noticing that other portfolio companies defy the current market conditions and show a promising development."

As part of its efforts to obtain a deregistration of the Company's shares in the U.S. Olicom anticipates to soon carry through a repurchase of shares in the U.S.

Attachments

Summary of Income and Balance Sheet follow.

ABOUT OLICOM

Olicom initiates or participates in the development of new products and services that leverage leading-edge communications technologies, primarily with a focus on satisfying the needs of mobile data communication users. Business opportunities are identified both through Olicom's internal research and through the solicitation of ventures with start-up companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure. More information about Olicom is available from the Company's SEC filings or by contacting the Company directly. Information is also available on the Company's Web site at www.olicom.com.

Olicom is a registered trademark.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company's current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company's new strategic direction; the Company's need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company's business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom's periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

CONTACT INFORMATION

Further information about Olicom and its portfolio companies is available on: www.olicom.com.

Boje Rinhart, CEO
Olicom A/S
+45 45 27 00 00
bri@olicom.com



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                                   OLICOM A/S

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                   (In thousands except for amounts per share)

                                                                                   SIX MONTHS
                                                                                 ENDED JUNE 30,
                                                             ------------------------------------------------------
                                                                 2002                 2003                  2003
                                                             ------------         ------------         ------------
                                                                                                        CONVENIENCE
                                                                                                        TRANSLATION
                                                                  DKK                  DKK                  USD
                                                              (Unaudited)          (Unaudited)          (Unaudited)

VALUATION ADJUSTMENTS, AFFILIATED COMPANIES                       (13,942)                   0                    0

GROSS PROFIT                                                      (13,942)                   0                    0
                                                             ------------         ------------         ------------

OPERATING EXPENSES
   General and administrative                                       8,461                7,755                1,193
   Restructuring charges                                           (7,571)              (2,182)                (336)
                                                             ------------         ------------         ------------
   Total operating expenses                                           890                5,573                  857
                                                             ------------         ------------         ------------

INCOME/(LOSS) FROM OPERATIONS BEFORE
INTEREST AND INCOME TAXES                                         (14,832)              (5,573)                (857)

   Income from sale of activities                                      86                    0                    0
   Interest income and other, net                                   3,370                1,043                  160
                                                             ------------         ------------         ------------

INCOME/(LOSS) BEFORE INCOME TAXES                                 (11,376)              (4,530)                (697)
   Income taxes                                                        30                    0                    0
                                                             ------------         ------------         ------------

NET INCOME/(LOSS)                                                 (11,406)              (4,530)        $       (697)
                                                             ------------         ------------         ------------

EARNINGS/(LOSS) PER SHARE, BASIC                                    (0.67)               (0.27)        $      (0.04)
                                                             ============         ============         ============

EARNINGS/(LOSS) PER SHARE, DILUTED                                  (0.67)               (0.27)        $      (0.04)
                                                             ============         ============         ============

WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, BASIC                          17,126               16,938               16,938
                                                             ============         ============         ============
WEIGHTED AVERAGE SHARES OUTSTANDING
INCLUDING COMMON STOCK EQUIVALENTS, DILUTED                        17,126               16,938               16,938
                                                             ============         ============         ============

                                   OLICOM A/S

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                               DECEMBER 31         JUNE 30           JUNE 30
                                                                   2002              2003              2003
                                                               -----------       -----------       -----------
                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                  DKK                DKK              USD
ASSETS                                                          (Audited)        (Unaudited)       (Unaudited)

Current assets:
         Cash and cash equivalents                                 91,970            64,851        $    9,974
         Restricted cash                                            3,191             2,929               450
         Outstanding amounts, affiliated companies                 37,835            51,518             7,923
         Accounts receivable                                          996               319                49
         Prepaid expenses and other current assets                  4,594             2,305               355
                                                               ----------        ----------        ----------
Total current assets                                              138,586           121,922            18,751

Long-term assets                                                    2,302             1,301               200

         Investments, property and equipment, net                     167               140                22
         Outstanding amounts, affiliated companies                 10,000            20,750             3,191
         Investments in affiliated companies                       97,663            97,833            15,046
                                                               ----------        ----------        ----------
TOTAL ASSETS                                                      248,718           241,946        $   37,210
                                                               ==========        ==========        ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
         Accounts payable and accrued liabilities                   7,998             5,928        $      912
                                                               ----------        ----------        ----------

Total current liabilities                                           7,998             5,928               912

Provisions:
         Restructuring charges                                     13,686            12,885             1,981
                                                               ----------        ----------        ----------

Total provisions                                                   13,686            12,885             1,981

Shareholders' equity                                              227,034           223,133            34,317
                                                               ----------        ----------        ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        248,718           241,946        $   37,210
                                                               ==========        ==========        ==========

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.5021 per US$1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars



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                                   OLICOM A/S


             INVESTMENTS IN AFFILIATED COMPANIES AS OF JUNE 30, 2003


                                            SHAREHOLDING              INVESTMENT
COMPANY                                    (NON-DILUTED)             (DKK 1,000)
-----------------------------------        --------------          --------------
Danacell A/S                                         16.7%                  1,229
Decuma AB                                            14.1%                  9,759
Hymite A/S                                           19.3%                 13,000
ITE ApS                                             100.0%                 22,373
LH Comlog A/S                                        22.5%                 12,500
Scalado AB                                           37.3%                 16,261
Sifira A/S                                           57.2%                 17,961
Tpack A/S                                            21.3%                  8,500
                                                                   --------------
INVESTMENTS IN TOTAL                                                      101,583

Write-down                                                                 (3,750)
Write-up                                                                        0

INVESTMENTS IN AFFILIATED COMPANIES                                        97,833